UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number: 000-21318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

O’Reilly Automotive, Inc.
Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
O’Reilly Automotive, Inc.
233 South Patterson Avenue
Springfield, Missouri 65802

Financial Statements and Supplemental Schedule

(Modified Cash Basis)

O’Reilly Automotive, Inc.
Profit Sharing and Savings Plan

As of December 31, 2015 and 2014, and for the year ended December 31, 2015 with report of Independent Registered Public Accounting Firm

O’Reilly Automotive, Inc.
Profit Sharing and Savings Plan
(Modified Cash Basis)

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014, and for the year ended December 31, 2015

Report of Independent Registered Public Accounting Firm

The Plan Administrator
O’Reilly Automotive, Inc. Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the O’Reilly Automotive, Inc. Profit Sharing and Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the financial statements have been prepared on the modified cash basis of accounting, which is a basis of accounting other than U.S. generally accepted accounting principles. Our opinion is not modified with respect to this matter.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (modified cash basis) at December 31, 2015 and 2014, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2015, on the basis of accounting described in Note 1.

The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2015, has been subjected to the audit procedures performed in conjunction with the audit of O’Reilly Automotive, Inc. Profit Sharing and Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young, LLP

Kansas City, MO
June 27, 2016

O’Reilly Automotive, Inc.
Profit Sharing and Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
(In thousands)

	December 31,
	2015	2014
Investments, at fair value (Note 3)	$746,798	$671,164
Notes receivable from participants	27,191	24,150
Net assets available for benefits	$773,989	$695,314
See accompanying Notes to Financial Statements.

O’Reilly Automotive, Inc.
Profit Sharing and Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
(In thousands)

For the Year Ended December 31, 2015
Additions:
Investment income:
Net realized and unrealized appreciation in value of investments	$84,324
Dividend and interest income	17,107
Total investment income	101,431
Interest income on notes receivable from participants	1,051
Contributions:
Rollover from other plans	1,405
Employer	20,347
Participant	42,969
Total contributions	64,721

Total additions	167,203

Deductions:
Distributions to participants	86,893
Administrative expenses	1,635
Total deductions	88,528

Net increase in net assets available for benefits	78,675
Net assets available for benefits at the beginning of the year	695,314
Net assets available for benefits at the end of the year	$773,989
See accompanying Notes to Financial Statements.

O’REILLY AUTOMOTIVE, INC.
Profit Sharing and Savings Plan
(Modified Cash Basis)

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The items identified below are summaries of the significant accounting policies of the O’Reilly Automotive, Inc. (the “Company”) Profit Sharing and Savings Plan (the “Plan”):

Basis of Presentation
The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than United States generally accepted accounting principles. Under this basis, employer and participant contributions are recorded when received rather than in the period to which they relate, and benefits and expenses are recorded when paid rather than when incurred.

Valuation of Investments and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Please refer to Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements
The Plan performs fair value measurements in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codifications 820, Fair Value Measurements and Disclosure. Please refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid, interest. Interest income on notes receivable from participants is recorded when it is earned. The notes receivable from participants are secured by the vested account balances of the borrowing participants. No allowance for credit losses was recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, a deemed distribution is recorded, which is a taxable event for the participant. A loan offset is recorded to reduce the participant’s account balance by the outstanding amount of the loan when the loan has been determined to be in default and the participant account incurs a distributable event as defined in the Plan agreement.

Administrative Expenses
The Plan paid trustee administrative fees of $200 thousand and $225 thousand for the plan years ended December 31, 2015 and 2014, respectively. In addition, the Plan paid all Plan related expenses incurred for consultation with third party investment advisors and legal counsel. All additional administrative and investment related expenses were paid by the Plan participants.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncements
In May of 2015, the FASB issued Accounting Standard Update (“ASU”) No. 2015-07, “Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)” (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient provided by Accounting Standards Codification 820, “Fair Value Measurement.” Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, should be applied retrospectively and early adoption is permitted. Plan management early-adopted ASU 2015-07 as of December 31, 2015, and applied the requirements of the update retrospectively.

In July of 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force,” (“ASU 2015-12”). Under ASU 2015-12, from Part I, the requirements that participant benefit plans measure the fair value of fully benefit-responsive investment contracts,and the related fair value disclosures were eliminated; rather, these contracts will be measured and disclosed only at contract value. From Part II, plans will no longer have to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investment by general type, and plans are no longer required to disaggregate investments by nature, characteristics and risks, instead just general type is required. From Part III, plans are now allowed to measure its investments as of the last day of the month closest to the end of its fiscal year when a plan’s fiscal year does not coincide with the end of a calendar month. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, the amendments from Parts I and II should be applied retrospectively, while Part III should be applied prospectively and early adoption is permitted. Plan management early-adopted Part I and Part II of ASU 2015-12 as of December 31, 2015, and applied the requirements of the update retrospectively; Parts III is not applicable to the Plan. The application of this guidance affected disclosure only and, therefore, did not have a material impact on the Plan’s financial statements.

NOTE 2. DESCRIPTION OF THE PLAN

General
The following description of the Plan is provided for general information only. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all non-union employees of the Company who have attained age 21 and completed one year of employment. The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Please refer to the Plan agreement for complete information.

Trust Services
The trustee function of the Plan is performed by T. Rowe Price Company (“T. Rowe Price” or the “Trustee”). As of December 31, 2015 and 2014, the Plan investments were held by the Trustee, in various funds. The Trustee has authority for the purchase and sale of investments and makes payments from the Plan based on participant direction, subject to certain restrictions as specified in the trust agreement, the Plan document and ERISA.

Contributions
Participants may contribute up to 100% of their annual eligible compensation, as defined in the Plan document, to the Plan up to $18.0 thousand and $17.5 thousand for the years ended December 31, 2015 and 2014, respectively. Participants 50 years of age or older may contribute up to $24 thousand and $23 thousand of their annual eligible compensation, as defined in the Plan document, to the Plan for the years ended December 31, 2015 and 2014, respectively. Eligible team members are automatically enrolled in the Plan after one year of employment and 21 years of age at a contribution rate of 2% of their annual eligible compensation. Eligible team members may choose not to participate by declaring their intentions to do so prior to their initial enrollment date.

Eligible participants may make permitted voluntary rollover contributions to the Plan, subject to Plan requirements.

The Plan provides for a Company match of 100% of the first 2% of each participant’s voluntary contribution and 25% of the next 4% of each participant’s voluntary contribution. A participant generally must be employed on December 31 to receive that year’s Company matching contribution, with the matching contribution funded annually at the beginning of the subsequent year following the year in which the matching contribution was earned. Additionally, the Company may make discretionary profit sharing contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate Company contribution of 25% of the participants’ annual eligible compensation. Participants are eligible for these discretionary contributions after at least 1,000 hours of service in a 12-consecutive month period of employment and generally must be employed on the last day of the plan year. During the years ended December 31, 2015 or 2014, the Company did not make any discretionary contributions to the Plan. Participants can elect to allocate their contributions, as well as the employer contributions, to various equity, bond, fixed income or target date funds, O’Reilly Automotive, Inc. common stock, or a combination thereof.

Vesting
Participants are immediately vested in all voluntary contributions and actual earnings on these contributions. Employer contributions, and earnings on employer contributions, vest based on years of service with the Company at a rate of 20% per year from years two through six and are 100% vested after six years of service. In addition, upon a participant’s death or disability, as defined in the Plan document, all employer contributions, and earnings on employer contributions, become 100% vested.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and actual earnings and with an allocation of the Company’s contribution and actual Plan earnings. Allocations of Company matching contributions are based on participant contributions and allocation of Company discretionary contributions are based on participant compensation. Allocations of Plan earnings are based on participants’ account balances. The non-vested portions of terminated participants’ account balances are forfeited and such forfeitures serve to reduce future administrative expenses and employer contributions. Each participant account is debited with an allocation of administrative fees and investment fees, not paid by forfeited participant assets. During the years ended December 31, 2015 and 2014, $390 thousand and $353 thousand in forfeitures were used to reduce administrative expenses, respectively. At December 31, 2015 and 2014, the Plan retained $2,931 thousand and $3,624 thousand in forfeitures, respectively.

Participant Loans
Participants are entitled to borrow from the Plan up to the lesser of $50 thousand or 50% of their vested account balance at a rate equal to one percentage point above the prime interest rate in effect, as reported in The Wall Street Journal, on the last business day of the month prior to the date the loan is made. Funds borrowed from the plan as well as the applicable interest are repaid by payroll deductions over a period no longer than 15 years and are secured by the participant’s vested account balance.

Payment of Benefits
Upon termination of service, death, disability, or retirement, a participant may elect to receive a partial or lump-sum payment in an amount equal to the value of the participant’s vested account balance. Participants may also elect to rollover their vested account balance into a different tax-qualified retirement plan or individual retirement account upon termination of service. At December 31, 2015 and 2014, terminated participants had approximately $176 thousand and $149 thousand, respectively, included in Net Assets Available for Benefits, which were paid in 2016 and 2015, respectively.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

NOTE 3. FAIR VALUE MEASUREMENTS

The Plan uses the fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are set forth below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

◦	Quoted prices for similar assets and liabilities in active markets;

◦	Quoted prices for identical or similar assets or liabilities in markets that are not active;

◦	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

◦	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy, within which the fair value measurement is classified, is determined based on the lowest level input that is significant to the fair value measure in its entirety.

A description of the valuation methodologies used for Plan assets measured at fair value are identified below:

•	Registered investment company funds: Valued at the quoted net asset value of shares held by the Plan at year end.

•	Common stock: Valued at the closing price reported on the active market, on which the individual securities are traded.

•
Common and collective trusts: Valued using the net asset value (“NAV”) provided by T. Rowe Price. The NAV is quoted on a private market that is not active; however, the unit price is based on the fair value of the underlying investments. The fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The table below classifies the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2015 (in thousands):

	December 31, 2015
	Total Investments	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$9	$9	$—	$—
Registered investment company, mutual funds	339,007	339,007	—	—
Employer common stock	397,025	397,025	—	—
	736,041	$736,041	$—	$—
Common collective trust measured at NAV	10,757
Investment assets at fair value	$746,798

The table below classifies the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2014 (in thousands):

	December 31, 2014
	Total Investments	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$9	$9	$—	$—
Registered investment company, mutual funds	326,375	326,375	—	—
Employer common stock	333,996	333,996	—	—
	660,380	$660,380	$—	$—
Common collective trust measured at NAV	10,784
Investment assets at fair value	$671,164

The Plan holds an investment in a common collective trust, specifically the T. Rowe Price Stable Value Fund Sch E (“Stable value fund”). The Stable value fund invests in fully benefit-responsive investment contracts. The fund is designed to deliver safety and stability by preserving principal and accumulated earnings, but cannot guarantee that it will be able to do so. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share of the fund.

NOTE 4. INCOME TAX STATUS

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated March 31, 2014, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2015-6 and 2011-49, the Plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

NOTE 5. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares in common and collective trusts and mutual funds managed by T. Rowe Price. T. Rowe Price is the Trustee as described by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares in the common stock of O’Reilly Automotive, Inc. O’Reilly Automotive, Inc. is the Plan sponsor as described by the Plan, and therefore, these transactions qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014, to the Plan’s Form 5500 (in thousands):

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$773,989	$695,314
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	159
Net assets available for benefits per Form 5500	$773,989	$695,473

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements and net income on the Plan’s Form 5500 for the year ended December 31, 2015 (in thousands):

For the Year Ended December 31, 2015
Net increase in net assets available for benefits per the financial statements	$78,675
Adjustments from contract value to fair value for interest in fully benefit-responsive investment contracts held by a common collective trust at December 31, 2014	(159)
Net income per Form 5500	$78,516

As of December 31, 2014, the Plan’s investment in the Stable value fund was recorded on the financial statements at contract value versus fair value on the Form 5500.

SUPPLEMENTAL SCHEDULE
(MODIFIED CASH BASIS)

O’Reilly Automotive, Inc.
Profit Sharing and Savings Plan

FORM 5500 SCHEDULE H, LINE 4I
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(MODIFIED CASH BASIS)
E.I.N. 27-4358837, PLAN NO. 002
(In thousands)

December 31, 2015
Identity of Issuer, Borrower, Lessor or Similar Party	Current Value
Cash and cash equivalents	$9
T. Rowe Price mutual funds*:
Retirement 2005 Fund	3,803
Retirement 2010 Fund	6,910
Retirement 2015 Fund	23,087
Retirement 2020 Fund	42,525
Retirement 2025 Fund	58,901
Retirement 2030 Fund	46,746
Retirement 2035 Fund	38,514
Retirement 2040 Fund	30,903
Retirement 2045 Fund	25,630
Retirement 2050 Fund	21,408
Retirement 2055 Fund	15,573
Retirement 2060 Fund	211
T. Rowe Price common and collective trusts*:
TRP Stable Value Fund Sch E	10,757
Registered investment company mutual funds:
Amer Beac Small Cap Val Inst	1,477
Artisan Mid Cap Inst	2,331
Blackrock Equity Div, I	1,370
Fidelity Strategic Income	1,287
Goldman Sachs Midcap Val, Inst	2,270
Harbor Capital Appreciation Fd	2,862
Harbor International Fund	1,301
Met West Total Return Bond I	1,732
Oakmark International I	38
U.S. Treasury Money Fund	212
Vanguard 500 Index Admiral	4,645
Vanguard Extended Mkt Index	14
Vanguard Inf Protected Sec	935
Vanguard Inter Growth Fund	777
Vanguard Sm Cap Growth Idx Adm	3,161
Vanguard Total Bond Index Adm	361
Vanguard TTL Int Stock Ind Adm	23
O'Reilly Automotive, Inc. common stock*	397,025
Participant loans (interest rates ranging from 4.25% to 10.50%; maturities through 11/17/2030)*	27,191
$773,989

* Party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

O’Reilly Automotive, Inc.
Profit Sharing and Savings Plan

Date: June 27, 2016	By:	/s/	Thomas McFall
Thomas McFall
O’Reilly Automotive, Inc.
Executive Vice President of Finance and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm